Ex. 77.E.

LEGAL PROCEEDINGS

1. Tribune Company

Harbor Mid Cap Value Fund has been named as a defendant and/or as a putative member of a proposed defendant class in Kirschner v.
FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (the 'FitzSimons action'); Deutsche Bank v. Ohlson Enterprises, No. 12-0064 (S.D.N.Y.)
(the 'Deutsche Bank action'); and Niese v. ABN AMRO Clearing Chicago LLC, No. 12-0555 (S.D.N.Y.) (the 'Niese action'), as a result of its ownership of shares in the Tribune Company ('Tribune') in 2007, when Tribune effected a leveraged buyout transaction ('LBO') by which Tribune converted to a privately-held company. The plaintiffs in these lawsuits have alleged that, in connection with the LBO, insiders and shareholders were paid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The plaintiffs have asserted claims for fraudulent conveyance against Harbor Mid Cap Value Fund and other former Tribune shareholders.

All three lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding
In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the 'MDL Proceeding').

On September 23, 2013, the District Court granted the defendants' omnibus motion to dismiss the Deutsche Bank and Niese actions, on the basis that the plaintiffs lacked standing. On September 30, 2013, the plaintiffs filed a notice of appeal of the September 23 order. On October 28, 2013, the defendants filed a joint notice of cross-appeal of that same order. These appeals have been fully briefed, and oral argument took place on November 5, 2014.The Court has not yet issued a decision on the appeals.

On May 23, 2014, the shareholder defendants filed their global motion to dismiss Count I. The Court has not yet issued a decision on the motion. On May 23, 2014, the defendants filed motions to dismiss the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law.The Court has not yet issued a decision on any of these motions.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribune's LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299. Harbor Mid Cap Value Fund's cost basis in the shares of Tribune was approximately $262. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.

2. Lyondell Chemical Company

In October 2011, Harbor Capital received subpoenas in connection with two cases: Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1
(In re Lyondell Co.), No. 10-4609 (Bankr. S.D.N.Y.) (the 'Creditor Trust action') and Weisfelner, as Trustee of the LB Litigation Trust v. A. Holmes & H. Holmes TTEE (In re Lyondell Co.), No. 10-5525 (Bankr. S.D.N.Y.)
(the 'Litigation Trust action'). Both cases, and a related case entitled Weisfelner, as Trustee of the LB Creditor Trust v. Reichman, No. 12-1570 (Bankr. S.D.N.Y.) (the 'Reichman action'), arise out of the bankruptcy of Lyondell Chemical Company ('Lyondell'), shares of which were previously owned by Harbor Mid Cap Value Fund. Similar to the claims made in the Tribune matter, these actions seek to have set aside and recovered as fraudulent transfers from former Lyondell shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007.
Lyondell filed for bankruptcy in 2008.

The Litigation Trust action and the Reichman action name classes of defendants of persons or entities that received proceeds from the Lyondell merger transaction, and the Creditor Trust action names hundreds of anonymously identified defendants. Because Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative classes in the Litigation Trust action or Reichman action.
It may also be one of the anonymously identified defendants in the Creditor Trust action.

On May 8, 2014, the plaintiff in the Litigation Trust action filed a motion to certify the defendant class generally comprised of all former Lyondell shareholders that received proceeds in exchange for their shares in the 2007 merger transaction.

On July 2, 2014, the Bankruptcy Court issued a case management order.Under the terms of the order, the defendants were permitted to file an 'omnibus' motion to dismiss the complaints in all of the Lyondell actions on July 30, 2014.The omnibus motion was limited to grounds for dismissal that are applicable to all defendants in such action.No potential defense (including, without limitation, lack of personal jurisdiction, insufficiency of service of process, or any other non-omnibus ground for dismissal of the complaint in any or all of the actions) shall be waived by a defendant's failure to assert any such potential defense in an omnibus motion to dismiss.

On July 30, 2014, the defendants filed a motion to dismiss all of the Lyondell lawsuits pursuant to the Bankruptcy Court's July 2, 2014 order.

On January 14 and 15, 2015, the Court held oral arguments on the motion to dismiss and on the motion for the class certification. The Court has not yet issued a decision on these motions. Discovery on the merits is underway and is scheduled to end in 2016.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1,439 in cash proceeds from the cash out merger. Harbor Mid Cap Value Fund's cost basis in the shares of Lyondell was approximately $931. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.